

December 14, 2010

John F. Young
Chief Executive Officer
Energy Future Intermediate Holding Company LLC
1601 Bryan Street
Dallas, TX 75201

> Re: **Energy Future Intermediate Holding Company LLC**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed February 25, 2010**
>   **File No. 001-34544**

Dear Mr. Young:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Financial Condition, Liquidity and Capital Resources, page 30

Cash Flows, page 30

1. In future filings, when analyzing the changes in your cash flows, please provide a narrative discussion of each of your cash flows from operating, investing and financing activities or refer to other parts of your document where you have discussed these changes.

Financial Covenants, Credit Rating Provisions and Cross Default Provisions, page 34

2. We note your table summarizing various financial ratios of Intermediate Holdings and EFH Corp that are applicable under certain covenants in the indentures governing the EFIH Notes and EFH Corp Senior Notes and 9.75% Notes. Please explain to us, and clearly disclose in future filings, whether you are in compliance with all of your debt covenants. Refer to Rule 4-08(c) of Regulation S-X. For example, for several covenants with a threshold of at least 2.0 to 1.0, it appears that at December 31, 2009, you were below the specified threshold and therefore may not have been in compliance with these covenants. If our understanding is correct, please also clarify to your investors the resulting impact of not complying with these covenants and whether you expect your compliance to change in the near term.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence, you may contact me at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief